Exhibit 12.1

LKQ CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

(Unaudited)

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2013

Income from continuing operations before provision for income taxes	$159,133	$205,317	$270,125	$335,771	$409,167	$357,251
Fixed charges	56,271	53,993	54,769	56,901	71,983	72,606

Amortization of capitalized interest, net of interest capitalized	(93)	44	2	(318)	(57)	79

Earnings available for fixed charges	$215,311	$259,354	$324,896	$392,354	$481,093	$429,936

Fixed charges:

Interest expense, including amortization of debt issuance costs	$37,830	$32,252	$29,765	$24,307	$31,429	$36,540
Capitalized interest	108	—	35	479	296	99
Portion of rental expense representative of interest	18,333	21,741	24,969	32,115	40,258	35,967

Total fixed charges	$56,271	$53,993	$54,769	$56,901	$71,983	$72,606

Ratio of earnings to fixed charges	3.8	4.8	5.9	6.9	6.7	5.9